Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of American Airlines Group Inc. for the registration of Common Stock, Preferred Stock, Debt Securities, Warrants, Rights, Purchase Contracts, Units and Guarantees, and of American Airlines, Inc. for the registration of Debt Securities and Pass Through Certificates, and to the incorporation by reference therein of our reports dated February 27, 2014, with respect to the consolidated financial statements and schedule of American Airlines Group Inc. and American Airlines, Inc., and the effectiveness of internal control over financial reporting of American Airlines Group Inc. and American Airlines, Inc., included in their Annual Report (Form 10-K) for the year ended December 31, 2013, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Dallas, Texas

March 18, 2014